Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
GAINSCO, INC.:

We consent to the use of our report dated March 30, 2005, with respect to the consolidated balance sheets of GAINSCO, INC. as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, included in the Annual Report (Form 10-K) for the year ended December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in accounting for goodwill and other intangible assets in 2002, as a result of the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG llp

   KPMG llp

Dallas, Texas
May 23, 2005